Capitalisation and Indebtedness	Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2012. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31 December 2012
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	12,242,634

Group shareholders’ equity	£m

Called up share capital	3,061

Share premium account	9,416

Other reserves	3,644

Other shareholders’ funds	-

Retained earnings	37,465

Shareholders’ equity excluding non-controlling interests	53,586

Non-controlling interests	9,371

Total shareholders’ equity	62,957

Group indebtedness (1)

Subordinated liabilities	24,018

Debt securities in issue (2)	119,581

Total indebtedness	143,599
Total capitalisation and indebtedness	206,556

Group contingent liabilities

Securities lending arrangements	-

Guarantees and letters of credit pledged as collateral security	15,855

Performance guarantees, acceptances and endorsements	6,406

Total contingent liabilities	22,261

Documentary credits and other short-term trade related transactions	1,027

Standby facilities, credit lines and other commitments	247,816

1.	“Group indebtedness” includes interest accrued as at 31 December 2012 in accordance with International Financial Reporting Standards.
2.	In addition to this there were £58,169 million of debt securities in issue accounted for on a fair value basis as at 31 December 2012.

Barclays PLC	1